Exhibit 4.28

Dated	March 2003

EMPLOYMENT AGREEMENT
incorporating a Statement of Terms pursuant to
section 1, Employment Rights Act 1996

This Agreement is made by way of deed on the date shown above between Clive Jacobs of High Barn, Church Lane, Finchampstead, Wokingham, Berkshire RG40 4LR and Last Minute Network Limited trading as lastminute.com of 4 Buckingham Gate, London SW1E 6JP (“the Company”).

WHEREAS

(A)	This document shall come into effect on completion of the Agreement between Clive Jacobs and others and lastminute.com plc for the acquisition of shares in Holiday Autos Group Limited (the “Completion Date”).

(B)	It is the intention of the parties that this document be executed as a deed.

1.	JOB TITLE/DUTIES

1.1.	Your job title is Vice Chairman.

1.2.	You shall be appointed on the Completion Date to the Board of Directors of lastminute.com plc.

2.	STARTING DATE

2.1.	Your employment with us will start on Completion Date and shall continue until terminated by notice in writing in accordance with clause 2.2.

2.2.

2.2.1	Subject to clause 2.3, neither party may serve notice to terminate your employment in the 12 months following the Completion Date (the “Fixed Period”) .

2.2.2	Subject to 2.2.3 below, either party may terminate your employment by giving the other a minimum of 6 months’ written notice, such notice not to be given before the anniversary of the Completion Date.

2.2.3	In the event that a third party acquires 50% or more of the issued share capital of lastminute.com plc within the 2 years following the Completion Date you shall be entitled to resign from the Company and to receive a payment equivalent to 12 months’ salary and benefits.

2.3.	We may terminate your employment at any time by summary notice if you commit any act of gross misconduct including, inter alia:

2.3.1	committing an act of bankruptcy;

2.3.2	being convicted of a non-motoring criminal conviction carrying out six months prison sentence or above; or

2.3.3	persistently and wilfully neglecting your duties under this Agreement;

2.3.4	unreasonably refusing to carry out the instructions of the board of lastminute.com plc provided that those instructions are such that you may reasonably and properly be expected to perform them.

2.4.	If either party gives notice to terminate this agreement, for a period not exceeding the relevant notice period referred to in clause 2.2, you may be required by us in our absolute discretion not to attend your place of work at any time and not to perform any duties for the Company or to perform only such duties, specific projects or tasks as are assigned to you expressly by the Company (provided that such duties, projects or tasks are consistent with your status) provided that you will be entitled to receive full pay and benefits (including bonus) during such period. PROVIDED THAT the Company shall not be entitled to operate this clause at any time during the Fixed Period.

3.	PERIOD OF CONTINUOUS EMPLOYMENT

Your period of continuous employment with us will start on 1 April 1988.

4.	REMUNERATION

4.1.	Your salary is £149,000 per annum, payable in equal monthly instalments in arrears by direct transfer into your bank account on or before the last day of each month. Your salary will accrue from day to day and will be adjusted during the month in which you start and finish your employment with us according to the number of days you work during that month.

4.2.	You will also be entitled to receive a bonus in accordance with the provisions set out in Schedule 1.

Such payment will be subject to deductions for tax and national insurance and any other deductions that may be required from time to time.

4.3.	We shall be entitled to make deductions from your remuneration under this Agreement in respect of any overpayments made to you by us in respect of or under this Agreement only.

5.	EXPENSES

We will reimburse to you during your employment (against receipts or other appropriate evidence) all expenses properly and reasonably incurred by you in the course of your duties. These expenses will be signed off by the Chairman and CEO of the Company. You will abide by the Company’s corporate expenses policy in relation to class of travel and accommodation selected during the course of your duties under this Agreement. Where you wish to select travel or accommodation at a grade higher than that specified in the Company’s policy you will bear the cost of the difference in price.

6.	WORKING HOURS

During the period of this Agreement you will give your whole time and attention to the performance of your duties as Vice Chairman during such hours as are reasonably necessary for their proper performance. You agree that you are autonomous worker for the purposes of the Working Time Regulations 1998.

7.	PLACE OF WORK

Your normal place of work will be at Holiday Autos House, Camberley although the nature of your job may require you to work from time to time and on a temporary basis at other locations including 4 Buckingham Gate, London SW1E 6JP, your home and overseas.

8.	HOLIDAYS AND HOLIDAY PAY

8.1.	Your holiday entitlement is 30 days per year, plus all statutory, bank and public holidays in England and Wales. Your holiday entitlement shall accrue from day to day. Deductions from the final salary due to you on the termination of your employment will be made in respect of any holidays taken in excess of your accrued entitlement as at that date. You will not be entitled to any pay in lieu of holiday accrued except at the end of your employment. During holidays you are entitled to your normal rate of pay.

8.2.	You will be entitled to carry over any holiday entitlement not used in respect of the year it accrued where such holiday has not been taken because of pressure of work into the following holiday year provided the holiday is used in the first 2 months of such year.

9.	ABSENCE THROUGH SICKNESS OR INJURY AND SICKNESS PAY

9.1.	In the event of sickness or injury you will notify the Company Secretary and comply with the Company’s sickness policies as appropriate.

9.2.	In the event of illness you will be entitled to receive Company sick pay to cover your full salary and benefits until the expiry of 130 days in any period of 365. Thereafter any payment shall be at the discretion of the Board.

9.3.	Subject to the provisions of the Access to Medical Reports Act 1988, you agree to be examined at our expense by a doctor nominated by us if at any time we so request and you authorise such doctor to disclose and to discuss with us and our advisers the results of such examinations.

10.	PENSION SCHEME, INSURANCES AND HEALTHCARE

10.1.	You will be entitled to a sum equal to 14% of your salary under clause 4.1 for the purpose of making contributions, at you option, into either a personal pension fund of your choice or the Company pension scheme, such sum to accrue from day to day and to be paid to you in equal monthly instalments in arrears by direct transfer into your bank account on or before the last day of each month.

A Contracting Out Certificate is not in force in respect of your employment.

10.2.	You will be entitled to participate at the Company’s expense in its permanent health and disability insurance scheme and its life insurance scheme which provides for payment of a sum equal to four times your salary payable under clause 4.1 as at the date of your death. Provided that such benefits will be provided at an equivalent level to that which you previously received immediately prior to the Completion Date

10.3.	The Company will ensure that you may continue to benefit from the healthcare plan provided by Royal Sun Alliance which provides full family cover at the level received immediately prior to the Completion Date (i.e. at level cover A under policy number YE10435236/G39830).

11.	CAR

11.1.	During the term of this Agreement the Company shall provide you with a car equivalent in type and value to a new Range Rover Vogue. The Company shall keep this car taxed and insured, will bear all maintenance and repair expenses, and will provide you with a fuel chargecard for the purpose of your purchase of petrol and oil. Except in the case of your gross misconduct under clause 2.3 of this Agreement, where you tender your resignation or your employment is terminated by the Company then you will be entitled to keep the car for the duration of the relevant notice period.

11.2.	You will be entitled to use your car for your own reasonable private use. You will ensure that the car is at all times fit for use and in such condition so as to comply with all legal requirements from time to time enforced. You will not do anything or omit to do anything that would or might make void or prejudice any insurance policy maintained by the Company in respect of the car.

11.3.	The Company will also bear the cost of your current chauffeur to include the cost of your chauffeur’s full time contract until the end of June 2003 and then under a contract for services or equivalent from then on provided that the cost to the Company is no more than £15,000 per annum in total.

12.	MOBILE TELEPHONE

12.1.	During the term of this Agreement the Company will provide you with a mobile telephone and will pay for all charges connected with the mobile telephone including all calls.

12.2.	The Company will also pay for all charges relating to the business fax and telephone maintained at your home, all business telephone calls made from your home, all charges in relation to and all calls made via the fixed link system between your home to the Holiday Autos Group network and the ISDN system installed in your home together with all other reasonable telephone calls made from your home.

13.	SHARE OPTIONS

The Company has introduced a Share Option Scheme (‘the Scheme’) in which you are eligible to participate. On the Completion Date, you will be granted an option to purchase 1,000,000 ordinary shares in the capital of lastminute.com plc at an exercise price set at the market value of lastminute.com shares at that date (“the Option”). The Option shall be subject to the rules of the Scheme from time to time in force.

14.	CONFIDENTIALITY

14.1.	You shall not during or at any time after the termination of your employment with the Company use for your own purposes or disclose to any third party any Confidential Material and shall use your best endeavours to prevent such publication or disclosure.

14.2.	All Confidential Material and all other documents, papers and property which may have been made or prepared by you, or at your request or have come into your possession or under your control in the course of your employment or which relate in any way to the Company, the business (including prospective business) or affairs of the Company or of any customer, supplier, agent, distributor or sub-contractor of the Company shall as between the Company and you be deemed to be the property of the Company. You shall deliver up all such documents and other property, including all copies, to the Company immediately upon the termination of your employment.

14.3.	You shall immediately inform the Company if you become aware of the possession, use or knowledge of any of the Confidential Material by any person not authorised to possess, use or have knowledge of the Confidential Material, during your employment and shall at the Company’s request provide such reasonable assistance as is required to deal with such event.

14.4.	The provisions of this clause shall not apply to any Confidential Material which is in or enters the public domain other than by breach of this agreement, is obtained from a third party who is lawfully authorised to disclose such information, or is authorised for release by the prior written consent of the Board.

14.5.	Nothing in this clause shall prevent you from disclosing Confidential Material where it is required to be disclosed by judicial, administrative, governmental or regulatory process in connection with any action, suit, proceeding or claim or otherwise by applicable law.

For the purpose of this clause “Confidential Material” means any information relating to the Company or the business, prospective business, technical processes, computer software (both source code and object code), intellectual property rights or finances of the Company, or compilations of two or more items of such information whether or not each individual item is in itself confidential, including without limitation price lists, lists of customers and suppliers (both current and those who were customers or suppliers during the previous two years), which comes into your possession by virtue of your employment, and which the Company regards, or could reasonably be expected to regard, as confidential, whether or not such information is reduced to a tangible form or marked in writing as “confidential”, and any and all information which has been or may be derived or obtained from any such information.

15.	RESTRICTIONS

15.1.	You agree that you will not either alone or jointly with another or others, whether as principal agent, director, partner, shareholder, employee, company or in any other capacity, whether directly or indirectly through any other person, firm or company and whether for your own benefit or that of others:-

15.1.1	for 12 months after the termination of your employment be employed in or engaged by or interested or concerned in a Competing Business (or part thereof) in any country in Europe in which on the termination of your employment to the Company is operating;

15.1.2	for 12 months after the termination of your employment entice, induce or encourage a Customer or a Prospective Customer to transfer or remove custom from the Company;

15.1.3	for 12 months after the termination of your employment solicit or accept business from a Customer or a Prospective Customer for the supply of Relevant Services;

15.1.4	for 12 months following the termination of your employment, for a Competing Business solicit, interfere with or endeavour to entice away or engage or employ or offer employment to (or procure or assist the soliciting, interference with, enticement, engagement, employment or offering) any Employee, or do any act whereby such Employee is encouraged to terminate his employment, appointment or contract with us, whether or not such person would by reason of terminating his service with us commit a breach of his contract.

15.2.	You must not at any time during or after the termination of your employment use any name used by the Group at the date of the termination of your employment or any name likely to cause confusion with it in the minds of members of the public for the purposes of a Competing Business whether by using such name as part of a corporate name or otherwise.

15.3.	You must not at any time after the termination of your employment represent yourself as being employed by the Company.

For the purpose of this clause:-

“Group” means any holding company, subsidiary or associated company of the Company.

“Competing Business” means a business or concern which is engaged in a business competitive with that carried out by the Company at the date of termination of your employment with which you have been involved during the 12 months preceding such date. This shall include, without limit, E-bookers, Expedia, Travelocity, Priceline, Opodo, Thomascook.com, LTUR, Karavel, Easycar, Hertz, Avis, Alamo and any car rental broker; and

“Customer” means any person, firm or company who during the 12 months preceding the date of termination of your employment was a customer of the Company (whether or not services were actually provided during such period) for the purpose of a Relevant Business and with whom you materially dealt during that period or were in possession of confidential information about such customer in the performance of your duties for the Company; and

“Employee” means any of our employees, directors, consultants or independent contractors at the date of termination of your employment or who was such an employee, director or independent contractor at any time in the 12 months preceding such date and in each case who worked or provided services in a senior executive, managerial, sales, programming or design capacity or has confidential information relating to our business or contact with any Customer or Prospective Customer and with whom you had material dealings in the performance of your duties during the 12 months immediately preceding the date on which your employment terminates; and

“Prospective Customer” means any person, firm or company with whom at the date of termination of your employment the Company is or has during the 3 months preceding such date been in negotiations (save where the Company has broken off such negotiations) with a view to such person, firm or company becoming a customer of such company and with whom you were involved in such negotiations or services; and

“Relevant Business” means any business of the Company in which, pursuant to your duties, you were materially involved at any time during the 12 months preceding the date of termination of your employment; and

“Relevant Services” means goods or services competitive with those which on the termination of your employment the Company was supplying or negotiating or actively and directly seeking to supply to a Customer for the purposes of a Relevant Business.

15.4.	If the Company requires you not to perform any of your duties and/or excludes you from the Company’s premises (“garden leave”) as set out in clause 2.4 for some or all of any period of notice, the period of the post-termination restrictions set out in this clause 13 shall be reduced by the length of garden leave served before the Termination Date.

15.5.	Each of the restrictions contained in this clause constitutes an entirely separate and independent restriction and is considered by the parties to be reasonable and necessary for the protection of the legitimate interest of the company but, if any such restriction or part of it shall be found void, invalid, illegal or unenforceable by any court of competent jurisdiction but would be valid if some words were deleted from it, or the period of it reduced, or area covered or range of activities reduced, such restriction shall apply with such modification as may be necessary to make it valid and effective.

15.6.	In the event of any clause or part of a clause contained in this Agreement being declared invalid or unenforceable by any court of competent jurisdiction, all other clauses or parts of clauses contained in this Agreement shall remain in full force and effect and shall not be affected thereby.

16.	INTELLECTUAL PROPERTY

16.1.	If during the term of your employment you create any invention, copyright work, database, discovery or process or any improvement of any kind (“Work”) relating or capable of being applied to the business of the Group, then any intellectual property right arising or obtainable in respect of any such Work shall be the property of the Group. You shall at our request and expense do all acts necessary to secure appropriate forms of protection for the intellectual property and/or vest ownership fully in the Company.

16.2.	Decisions as to the protection or exploitation of any intellectual property shall be in the absolute discretion of the Company.

16.3.	You hereby irrevocably appoint the Company to be your attorney in your name and on your behalf to execute documents, to use your name and to do all things which may be necessary or desirable for the Company to obtain for itself or its nominees the full benefit of the intellectual property and you agree that a certificate in writing, signed by and director or the secretary of the Company or any instrument or act which falls within the authority hereby conferred shall be conclusive evidence that such is the case so far as any third party is concerned.

17.	DISCIPLINARY RULES AND GRIEVANCE PROCEDURES

Any matter of discipline will be considered and determined by the Board of directors of the Company, whose decision will be final. If you have any grievance relating to your employment, you should apply in writing to the Group Managing Director of the Company.

18.	HEALTH AND SAFETY The policy of the Company is to regard the promotion of health and safety measures as a mutual objective for management and employees at all levels.

19.	COMPANY RECONSTRUCTION You will have no claim in respect of the termination of your employment if:

19.1.	such termination is by reason only of the liquidation of your employer for the purposes of amalgamation or reconstruction; and

19.2.	you are offered comparable employment with a company resulting from such amalgamation or reconstruction on terms no less favourable than the terms hereof.

For the avoidance of doubt these provisions do not apply to circumstances referred to in Clause 2.2.3

20.	OTHER AGREEMENTS

All other statements (if any) of the terms of your employment are hereby abrogated and superseded. There are no collective agreements which directly affect the terms and conditions of your employment.

21.	CHOICE OF LAW This agreement shall be governed by English law and each party submits to the non-exclusive jurisdiction of the English courts.

22.	CHANGES IN PARTICULARS OF EMPLOYEE You must notify us in writing:

22.1.	of any change in your name, address, marital status or next-of-kin within one month of such change; and

22.2.	forthwith of your conviction for a criminal offence or if you become bankrupt, apply for or have made against you, a receiving order, make any composition with your creditors or commit any act of bankruptcy.

SCHEDULE 1

BONUS

The Company is pleased to confirm that you will be entitled to receive an On Target Bonus ("OTB") for the financial periods indicated below in accordance with the following provisions:

Definitions

For the purposes of this Schedule 1 the following terms shall have the following meanings:

Adjusted Salary	Shall mean your salary as adjusted for the financial year 2003 in accordance with the following formula:

	Salary 6 months to 30th April 2003	£224,500 x 25% = £56,125

	Salary 6 months to 31st October 2003	£149,000 x 75% = £111,750

Total = £167,875
Combined TTV	As defined below

HAGL	Holiday Autos Group Limited, Company number 3556797

LMC	lastminute.com plc, Company number 3852152

TTV

shall mean:

(A) In relation to Level 1 Bonus the total gross turnover for car hire sales transacted through HAGL alone in accordance with figures set out in the relevant management accounts for the 12 months to 31 October 2003. For the avoidance of doubt these figures will exclude any car hire sales transacted through the LMC website or any LMC business transferred to HAGL after the Completion Date.

(B) In relation to Level 2 and Level 3 Bonus the total gross turnover of the combined HAGL and LMC car hire sales as assessed in accordance with HAGL and LMC management accounts or monthly budget report (as appropriate) for the 12 months to 31 October 2003 (“Combined TTV”).

ON TARGET BONUS (“OTB”)

1.	12 months to 31st October 2003

For this period you will be entitled to receive a bonus as follows:

Level 1 Bonus
Where the TTV achieved is £172,000,000 or above your OTB shall be £167,875 – equivalent to 100% of the Adjusted Salary.

Level 2 Bonus
Where the Combined TTV achieved is between £150,000,000 and £171,999,999 your OTB will be £83,937- equivalent to 50% of Adjusted Salary.

Level 3 Bonus
Where the Combined TTV achieved is £150,000,000 your OTB will be £41,968.50 equivalent to 25% of Adjusted Salary

For the avoidance of doubt and subject to the payment provisions below you will receive no bonus payment where the Combined TTV is below £150,000,000.

2.	11 months to 30th September 2004

Subject to LMC and HAGL together achieving cost savings and or business synergies in the above period you shall be entitled to the following OTB:

a)	Combined annualised synergies and cost savings of £4 million : 50% of your annual basic salary of £149,000 e.g. £74,500
b)	Combined annualised synergies and cost savings of between £4,000,001 and £4,999,999 : 66% of your annual basic salary of £149,000 e.g. £98,340
c)	Combined annualised synergies and cost savings of between £5,000,000 and £6,800,000 : 83% of your annual basic salary of £149,000 e.g. £123,670
d)	Combined annualised synergies and cost savings over £6,800,000: – 100% of your annual basic salary of £149,000 e.g. £149,000

The Company will agree with you the appropriate methodologies to assess “cost savings” and “synergies” by no later than 31st December 2003.

Payment of bonuses

Unless otherwise agreed payment of the OTB shall be made in two tranches in the relevant financial year. The payment dates and amounts payable are as follows:

25% of OTB payable on 25 June in each relevant year
75% of OTB payable on 24 December in each relevant year

The assessment of whether you are on track to achieve OTB before the June payment is made will be made on a pro rata basis using the management accounts, or equivalent, as a measurement against the relevant TTV figure.

Where the June payment is due in accordance with the assessment made above, but subsequently no payment is due in December, the June payment shall be non-refundable.

Termination

1.	Where your employment is terminated in accordance with Clause 2.3 of this Agreement, or where you voluntarily resign, you shall be entitled to OTB assessed on a pro rata basis up to the date of termination of your employment. Such OTB shall be payable immediately on such termination.

2.	Where your employment terminates in any other circumstances you shall be entitled to receive the OTB you would have received had you been permitted to remain employed by the Company during the relevant period of notice. OTB in these circumstances would be assessed on a pro-rata basis and payable on the expiry (whether notional or actual) of the relevant notice period.

IN WITNESS whereof this Agreement has been executed as a deed and delivered the day and year first before written.

EXECUTED as a deed by
Last Minute Network Limited
acting by
Director

…………………………….
Director/Secretary

SIGNED as a deed by
Clive Jacobs

………………………………..

……………………………….
Witness

Address

Occupation